Filed by Srivaru Holding Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: Mobiv Acquisition Corp.

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY SRIVARU HOLDING LIMITED: 333-272717

Item 1.01. Entry Into a Material Definitive Agreement.

On July 28, 2023, Mobiv Acquisition Corp, a Delaware corporation (“SPAC”) entered into a satisfaction and discharge of indebtedness (the “Satisfaction and Discharge”) with EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), pursuant to which, among other things, EF Hutton agreed to accept $1,000,000 in cash and a 12-month right of participation, beginning on the date of the closing of the SPAC’s initial business combination, in lieu of the full deferred underwriting commission of $3,501,750 in cash.

The foregoing description of the Satisfaction and Discharge is qualified in its entirety by reference to the full text of the Satisfaction and Discharge, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Satisfaction and Discharge of Indebtedness, dated July 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mobiv Acquisition Corp

	By:	/s/ Peter Bilitsch
	Name:	Peter Bilitsch
	Title:	Chief Executive Officer

Date: August 3, 2023